CHINA INDUSTRIAL STEEL INC.
100 Wall Street, 11th Floor
New York, NY 10005

May 6, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:          China Industrial Steel Inc.
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172135

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated March 8, 2011, addressed to Mr. Liu Shenghong, the Company’s Chief Executive Officer, Chief Operating Officer, and Chairman of the Board, with respect to the Registration Statement on Form S-1 (the “Registration Statement”) of China Industrial Steel Inc. (the “Company”) filed on February 9, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	Please provide updated financial statements and disclosures to the extent required by Regulation S-X.

Response:

The Company replaced the financial statements as of and for the nine months ended September 30, 2010 with the financial statements as of and for the year ended December 31, 2010 in the Company’s Amendment No. 1 to Form S-1 (the “Filing”).

Registration Statement Cover Page

2.
On the cover page of the registration statement, we note that you have checked the box indicating you are a smaller reporting company.  Please provide us with your legal analysis as to how you determined that you qualify as a smaller reporting company.  Please refer to Rule 405 under the Securities Act of 1933, as amended, for the definition of “smaller reporting company.”  If you determine that you are not a smaller reporting company, please revise your registration statement as necessary to include the non-scaled disclosure applicable to your filing status (e.g., non-accelerated filer).

Response:

We have determined that we are not a “smaller reporting company” as that term is defined pursuant to Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). We have revised the Filing as necessary to include the non-scaled disclosure applicable to our filing statues as a non-accelerated filer.

3.	As it appears that your common stock will be offered on a delayed or continuous basis, please check the Rule 415 box on the cover page of the registration statement.

Response:

We have revised the Filing to check the Rule 415 box on the cover of the Registration Statement.

4.	Please correct the name of your agent for service.

Response:

We have revised the Filing to correct the name of our agent for service as “HIQ Maryland Corporation”.

Calculation of Registration Fee

5.	We note your reference to footnote (3), but there does not appear to be a corresponding footnote. Please revise your filing accordingly.

Response:

We have revised footnote (3) of the Filing to indicate that the registration fee has been previously paid.

6.
Please revise footnote (2) to refer to the Financial Industry Regulatory Authority, Inc., or FINRA, rather than the NASD and make conforming revisions, as necessary, throughout the registration statement.

Response:

We have revised footnote (2) of the Filing to refer to the Financial Industry Regulatory Authority, Inc., or FINRA, rather than the NASD and have made conforming revisions throughout the Registration Statement, as necessary.

Outside Front Cover Page of the Prospectus

7.
We note your statements here and on page 23 that the offering price of $4.50 per share of common stock is based on the price per share of your common stock in your most recent private placement transaction, which closed in February 2011.  Please revise these disclosures to clarify that you received $4.50 for each of the 1,000 units sold in the February 2011 private placement.  Additionally, please clarify that each of these 1,000 units consisted of one share of your common stock, one three-year warrant to purchase one share of your common stock at an exercise price of $2.00 per share, and one three-year warrant to purchase one share of your common stock at an exercise price of $4.50 per share.  Finally, please include similar disclosures for the private placement that closed in January 2011.

Response:

The third paragraph on the Outside Front Cover Page of the Prospectus has been revised as follows:

We have set an offering price for these securities at $4.50 per share of common stock offered through this prospectus. The $4.50 per share offering price of our common stock was determined based on the price per share of our common stock in our most recent private placement transaction, which was consummated in February 2011. Under the February 2011 private placement, we sold 1,000 units with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 per share price was based on negotiations between the Company and the investors.

Similarly, under the January 2011 private placement, we sold we sold an aggregate of 2,579,022 units at $1.50 per unit with each unit consisting of: (i) one share of our common stock, and (ii) a three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share.

We are registering the shares contained in the units sold in the January 2011 and February 2011 private place transactions on behalf of the selling stockholders. The selling stockholders will sell their shares of our common stock at a price of $4.50 per share until shares of our common stock are quoted on the Over-The-Counter (OTC) Bulletin Board, or listed for trading or quoted on any other public market, and thereafter, from time to time, at prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $35,348), but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses.

The first paragraph under the section entitled “Determination of Offering Price” on page 23 has been revised as follows:

We have set an offering price for the common stock to be sold by the selling shareholders at $4.50 per share. The $4.50 per share offering price of our common stock was determined based on the $4.50 per share sales price of our common stock in private placement transaction which closed in February 2011. Under the February 2011 private placement, we sold 1,000 units with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 per share price was based on negotiations between the Company and the investors. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective criteria of value.

Table of Contents

8.	Please remove the Part II information from the table of contents, as it should be limited to the contents of the prospectus. Please refer to Item 502(a) of Regulation S-K.

Response:

We have revised the Filing to remove the Part II information from the table of contents.

9.	Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Response:

We have revised the Filing to move the dealer prospectus delivery obligation to the back cover of the prospectus.

Corporate History, page 3

10.
Your disclosures indicate that under the Entrusted Management Agreement, the Hongri Metallurgy shareholders and Hongri Metallurgy will pay a fee to Nuosen.  Please disclose how this fee is determined and the amount of the fee for fiscal 2010.

Response:

The Filing has been revised to disclose how the fee paid to Nuosen is determined and the amount of the fee for fiscal 2010 by revising our description of the Entrusted Management Agreement under the section entitled “Corporate History” as follows:

•
Entrusted Management Agreement – pursuant to this agreement entered into by and among the Hongri Metallurgy Shareholders, Hongri Metallurgy, and Nuosen, the Hongri Metallurgy Shareholders and Hongri Metallurgy entrust the management of Hongri Metallurgy to Nuosen until (a) the winding up of Hongri Metallurgy, or (b) the date on which Nuosen acquires Hongri Metallurgy. During the term, Nuosen is fully and exclusively responsible for the management of Hongri Metallurgy. In consideration of such services, the Hongri Metallurgy Shareholders and Hongri Metallurgy will pay a fee to Nuosen as set forth in the agreement. The fee payable to Nuosen by Hongri Metallurgy shall be equal to the before-tax profit of Hongri Metallurgy since August 1, 2010, when such agreement became effective. The amount of this fee for fiscal 2010 was $27,030,696. However, the Company has no plans to transfer the net income from Hongri Metallurgy’s operation to Nuosen as stated in the Entrusted Agreement. The net income from Hongri Metallurgy’s daily operation will be kept in the bank accounts of Hongri Metallurgy to facilitate the daily working capital needs and needs for future expansion. As a result, CIS and Nuosen will be unable to absorb the loss from Hongri Metallurgy’s operation if incurred due to this practice.

Call Option Agreement, page 4

11.
We note your disclosures related to the shares you issued to acquire YBS’s interest in Hongri Metallurgy and the related Call Option Agreement.  Please explain why the shares were issued to Karen Prudente.  Please also explain the reasons for the Call Option Agreement, including why the options are subject to the disclosed timelines and what the potential consequences could be if the options are not exercised.

Response:

The Call Option Agreement is intended to allow the Purchasers thereto, who are also the shareholders of YBS, obtain the shares of an off-shore holding company in a manner that complies with the SAFE #75 Circular. The shares were issued to Karen Prudente because she is a nominee to hold the shares for the Purchasers under the Call Option Agreement. If options are granted on a lump sum basis in a short time, it is very likely to be deemed a breach of SAFE #75 Circular. Accordingly, the options are subject to the disclosed timelines in order to avoid such violation.

If the options are not exercised, Karen Prudente will still be the nominal shareholder and hold the shares for the Purchasers under the Call Option Agreements, the beneficial owners of such shares. However, the possibility that the options are not exercised within the exercise term under the Call Option Agreements is considered to be remote.

Corporate Structure, page 4

12.
Please revise the diagrams on pages 5 and 45 to reflect that YBS Group and Fakei own 70% and 30%, respectively, of the equity interests in Hongri Metallurgy and 44,083,529 and 17, 493,463, respectively, of your shares.  In this regard, we note your disclosure on pages 24 and F-6.

Response:

We have revised the diagrams on pages 5 and 45 to reflect that YBS Group and Fakei own 70% and 30%, respectively, of the equity interests in Hongri Metallurgy and 44,083,529 and 17, 493,463, respectively, of our shares.

Risk Factors, page 7

13.
Please tell us what consideration you have to including risk factors for the absence of deposit insurance and product liability insurance.  In this regard, we note your references to these types of insurance on page 29 and 57.

Response:

The Company does not believe a risk factor regarding the absence of deposit insurance and product liability insurance is applicable. Currently, the Company is preparing to buy insurance for our deposit and product liability.  This insurance policy will take effect once the application has been approved by the People’s Insurance Company of China.  Because we are in the process of applying for deposit insurance and product liability insurance, we do not believe that we need to include a risk factor addressing our lack of the deposit and product liability insurance at this time.

14.
Please include a risk factor discussing the risks associated with the fact that you are controlled by your two significant shareholders and the fact that you have material transactions with these shareholders and/or their affiliates.

Response:

We will add the following risk factor to the Filing on page 20 under “Risks Related to Ownership of Our Common Stock”:

Two of our stockholders control us through their position and stock ownership and their interest may differ from other stockholders.

On August 1, 2010, we issued 44,083,529 restricted shares of our common stock, par value $0.0001, to Karen Prudente, a nominee for Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), for YBS Group entering into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”). In addition, we issued 17,493,463 restricted shares of our common stock to Fakei Investment (Hongkong) Limited (“Fakei”) for Fakei entering into the Entrusted Agreements. These shares were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering.

Upon exercise of the call option agreement entered into on August 1, 2010, by and between Karen Prudente and the YBS Group, Karen Prudente will transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Accordingly, YBS Group will beneficially own 60% of our common stock through their holdings of Karen Prudente’s shares. Fakei beneficially owns 24% of our common stock.

Upon the occurrence of an exercise of the call option, both YBS Group and Fakei will be able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Their interests may differ from that of other stockholders.

Management’s Discussion and Analysis…, page 24

15.	We note your statement in the second paragraph on page 25 that you expect market demand will not begin to improve until 2012. Please revise your disclosure to explain your basis for this expectation.

Response:

Our statement in the second paragraph on page 25 under the section “Management’s Discussion and Analysis…” that we expect market demand will not begin to improve until 2012 was inadvertently stated in error. The Filing has been revised to delete that sentence.

Results of Operations, page 25 and 27

16.
Please revise your disclosures related to changes in revenues and changes in costs of revenues to better explain and address the underlying reasons for changes in quantities sold, changes in average selling prices per ton, and changes in average cost of revenues per ton during each period presented.  For the current period, please also address the impact of the increase in depreciation expense on costs of revenues.

Response:

The Filing has been revised accordingly.

Comparison of Operating Expenses for the Years Ended December 31, 2009 and 2008, page 26

17.
You state, “The decrease in operating expenses in 2009 was mainly attributable to the decrease in service fees charged by YBS Group.”  To the extent material, please also discuss why YBS Group decreased its service fee charges in 2009 and quantify the change.

Response:

 We will add the following to page 30 of the S-1/A:

Selling, General and Administrative expenses consist of allowance for bad debts, selling expenses, professional fees and other general and administrative expenses. Total operating expenses were $876,580 in 2009, a decrease of $205,819, or (19)%, compared to $1,082,399 in 2008. The decrease in operating expenses in 2009 was mainly attributable to the decrease in service fees charged by YBS Group.  YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company will vary each year. During 2009, YBS group charged a $289,970 service fee, a decrease of $272,000, or 48%, compared to 561,971 in 2008. This was a partial abatement to Hongri by YBS Group due to downside market condition. In our case, we believe that service fee is not a material item that need be further discussed.

Comparison of Revenue for the Nine Months Ended September 30, 2010 and 2009, page 27

18.
We note your statement that management estimates that China’s “energy-saving and emission-reduction” control initiatives impacted volume by 76,000 tons.  Please disclose the dollar amount of net income affected by these initiatives as well as any other known trends or uncertainties that may have materially impacted volume.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

19.
We note your disclosure that you were forced to stop production during the month of September 2010 in order to fulfill the quota of energy-savings and emission-production by the local government.  Please revise your disclosures to address if and how often you may be subject to additional production stoppages and more fully address the potential risks and consequences of future stoppages.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

20.	Please briefly discuss the reasons for “the recovery of sales price[s]” of your products.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

21.
We note the difference in byproducts sales on page 28.  Please describe any known trends or uncertainties that may have or that you expect will have a material impact on byproduct sales.  For example, please discuss why there were no sales for coke or oxygen gas for the nine months ended September 30, 2010.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

Comparison on Other Expenses for the Nine Months Ended September 30, 2010 and 2009, page 29

22.	To the extent material, please discuss the reasons for the $1,100,255 increase in allowance for bad debts.

Response:

The Company’s accounting policy is to make an allowance for doubtful accounts based upon management’s assessment of the collectability of specific accounts, as well as the aging of accounts receivable and historical trends. At September 30, 2010, the balance of accounts receivable increased $15,585,251 or 202% and the balance over 6 months outstanding increased to $4,182,836 versus $3,921,035 during the comparable period in 2009. Based on management’s concern over this aging deterioration with these customers, the company made an additional reserve for bad debts  Historically, the Company has not had significant bad debts, however, because our operating experience is very limited (March 2007 inception), we do not extensively rely on this. Management will continue to modify its approach as operating history is developed.

The Company will provide the full year analysis in the Filing to replace the previous nine months analysis.

Liquidity and Capital Resources, page 29

23.	Please revise your disclosure to identify and separately discuss internal and external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

24.
We note your disclosure that the company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances and as such funds may not be readily available to satisfy obligations that have been incurred outside the PRC.  Please enhance your disclosures to discuss the circumstances when you may incur obligations outside of the PRC.  Please enhance your disclosures to discuss the circumstances when you may incur obligations during or at the end of the periods presented or in any subsequent period.  Additionally, we note that China Industrial Steel is a U.S. company, please enhance your liquidity disclosures to indicate whether there are any obligations or transactions by the U.S. company that may require settlement.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised accordingly.

25.
Your discussions of changes in cash flows provided by operating activities appear to merely repeat information found on your balance sheets. Please provide a more enhanced discussion related to the reasons for changes in your balance sheet captions, specifically current assets and current liabilities.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised accordingly.

26.
Please provide a more comprehensive discussion of the advances to and loans from related parties, including the potential risks and consequences of such transactions. In regard to the advances to related parties, please disclose and discuss the reasons for the advances, the terms of the advances, your ability to seek re-payment of the advances, and when and how you access the advances for recoverability.  In regard to the loans from related parties, please address if the related parties have the ability to demand repayment of the loans.  Please specifically address that you made loan payments of over $46 million to the related parties during 2009 which appear to be significantly more than the amount due.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

Nine Months Ended September 30, 2010, page 30
Percentage of Aged Accounts Receivable, page 31

27.
We note that the percentages related to September 30, 2010 do not equate to 100% and should be corrected.  We also note the deterioration in the aging of your customer receivables during the current period.  Please enhance your discussion to address the specific facts and circumstances related to the delinquent customers, including the status of your collection efforts and whether you continue to make sales to customers with delinquent receivables.  Please also address whether you expect the deterioration in the aging of customer receivables to continue.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

28.	In the last paragraph on page 31, you reference a short-term bank loan that was due by November 2010. Please disclose whether-you have satisfied your obligations under this loan.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

29.
In the last paragraph on page 31, you state, "The Company is in the process of private placement and selling the Company's securities to the accredited investor." Please revise your disclosure to clarify whether this private placement is one of the private placements that concluded in January 2011 or February 2011. If this is an ongoing private placement currently taking place, please provide us with your analysis, including the rule or regulation upon which you are relying, of your ability to conduct this private placement while in registration.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

30.	On page 32, you reference loans from employees of Hongri with a maturity date of December 31, 2010. Please disclose whether you have satisfied your obligations under these loans.

Response:

We will provide the full year analysis in the Filing to replace the previous nine month analysis. The Filing has been revised and updated accordingly.

Critical Accounting Policies and Estimates, page 32

31.
We note your disclosures regarding your determinations that Hongri Metallurgy is a VIE and that you are the primary beneficiary.  We also note that these determinations require you to consolidate Hongri Metallurgy in your financial statements.  It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

Response:

The Filing has been revised accordingly.

Selling Security Holders, page 35

32.
We note your qualification of your disclosure in the fourth paragraph by reference to the “Recent Sales of Unregistered Securities” disclosure elsewhere in the registration statement.  As that disclosure appears in Part II of the registration statement and thus is not part of the prospectus, please delete this qualification and revise your disclosure as necessary to provide the information required by Item 507 of Regulation S-K.

Response:

We will revise the fourth paragraph in the section entitled “Selling Security Holders” as follows:

~~Except as set forth below or in the section “Recent Sales of Unregistered Securities” below,~~ nNone of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder held any position or had a material relationship with the Company.

33.	Please revise your disclosure to add the price per unit in each of the January 28, 2011 and February 7, 2011 private placements.

Response:

We will revise the eighth and ninth paragraphs in the section entitled “Selling Security Holders” as follows:

On January 28, 2011, we sold an aggregate of 2,579,022 units in a private placement transaction.  Each unit was sold at a price of $1.50 per unit and consisted of one share of our common stock and a three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. We are registering the shares contained in the units.

On February 7, 2011, we sold 1,000 units in a private placement transaction. Each unit was sold at a price of $4.50 per unit and consisted of one share of our common stock, one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share and one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. We are registering the shares contained in the units.

34.
Please correct the second column of the table to provide the total percentage of shares beneficially owned prior to the offering.  Currently, the column contains the numbers of such shares rather than the percentages.

Response:

We hereby undertake to amend the S-1 to correct the second column of the table to provide the total percentage of shares beneficially owned prior to the offering as follows:

Selling Stockholder	Total Number of Shares Beneficially Owned Prior to Offering (2)	Total Percentage of Shares Beneficially Owned Prior to Offering (2)	Maximum Number of Shares to be Sold	Number of Shares Owned After Offering
Yuan Yuan	133,320	0.18% ~~133,320~~	133,320	0
Chen Zhao	99,986	0.14% ~~99,986~~	99,986	0
Haochuan Ma	266,652	0.36% ~~266,652~~	266,652	0
Shuo Tian	39,986	0.05% ~~39,986~~	39,986	0
Xiangdong Zhang	133,320	0.18% ~~133,320~~	133,320	0
Xiurong Xu	125,486	0.17% ~~125,486~~	125,486	0
Tao Chen	100,000	0.14% ~~100,000~~	100,000	0
Kaihua Wang	66,686	0.09% ~~66,686~~	66,686	0
Shenglin Yang	33,353	0.05% ~~33,353~~	33,353	0
Ke Xu	33,353	0.05% ~~33,353~~	33,353	0
Shouping Sun	33,353	0.05% ~~33,353~~	33,353	0
Jian Ding	33,323	0.05% ~~33,323~~	33,323	0
Ruxi Yang	33,323	0.05% ~~33,323~~	33,323	0

Xinlu Jin	100,000	0.14% ~~100,000~~	100,000	0
Yuzhou Wang	100,000	0.14% ~~100,000~~	100,000	0
Yu Yan	81,592	0.11% ~~81,592~~	81,592	0
Jing Dai	99,998	0.14% ~~99,998~~	99,998	0
Jianfei Zhang	100,000	0.14% ~~100,000~~	100,000	0
Honggang Cao	33,333	0.05% ~~33,333~~	33,333	0
Xianzhou Chen	133,314	0.05% ~~133,314~~	133,314	0
Deran Li	199,998	0.27% ~~199,998~~	199,998	0
Mingshan Gan	139,981	0.19% ~~139,981~~	139,981	0
Bingwen Xu	33,333	0.05% ~~33,333~~	33,333	0
Tracy K. Gibbs	10,000	0.01% ~~10,000~~	10,000	0
Sterling Trust Custodian FBO Frank G. Li (3)	10,000	0.01% ~~10,000~~	10,000	0
Bibicoff Family Trust (4)	15,000	0.02% ~~15,000~~	15,000	0
James F. Truitt, Jr.	25,000	0.03% ~~25,000~~	25,000	0
John C. Kleinert	25,000	0.03% ~~25,000~~	25,000	0
Haruyo D'Elia	133,333	0.18% ~~133,333~~	133,333	0
Jean Paul D'Elia	6,666	0.01% ~~6,666~~	6,666	0

Joseph J. Amiel Money Purchase Plan (5)	16,667	0.02% ~~16,667~~	16,667	0
Patrick J. Greene	10,000	0.02% ~~10,000~~	10,000	0
Brian P. Greene	8,000	0.01% ~~8,000~~	8,000	0
Daniel L. Kinzie / Julie L. Kinzie	16,000	0.02% ~~16,000~~	16,000	0
William J. Reininger	20,000	0.03% ~~20,000~~	20,000	0
Daniel H. Wu	4,000	0.01% ~~4,000~~	4,000	0
The Sussman Trust 09/28/04, S/J Sussman Trustees (6)	3,000	0.00% ~~3,000~~	3,000	0
Christopher P. Wood	6,666	0.01% ~~6,666~~	6,666	0
Robert H. Litzenberger/Amy Litzenberger	30,000	0.04% ~~30,000~~	30,000	0
Qiu Wei	66,667	0.09% ~~66,667~~	66,667	0
Stewart H. Katz	6,666	0.01% ~~6,666~~	6,666	0
Francis Knuettel, II	2,000	0.00% ~~2,000~~	2,000	0
Brian R. Wood	6,666	0.01% ~~6,666~~	6,666	0
Jeremy Akers	3,334	0.00% ~~3,334~~	3,334	0
JL Penn Investments LLC (7)	1,000	0.00% ~~1,000~~	1,000	0

(1)
Under applicable SEC rules, a person is deemed to beneficially own securities which the person as the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2)
As of February 7, 2011 there were 73,542,058 shares of our common stock issued and outstanding. In determining the percent of Common Stock beneficially owned by a selling stockholder on February 7, 2011, (a) the numerator is the number of shares of common stock beneficially owned by such selling stockholder (including shares that he has the right to acquire within 60 days of February 7, 2011), and (b) the denominator is the sum of (i) the 73,542,058 shares of common stock outstanding on February 7, 2011 and (ii) the number of shares of common stock such selling stockholders has the right to acquire within 60 days of February 7, 2011.

(3)	Frank G. Li has voting and dispositive control over such shares.

(4)	Harvey Bibicoff, Trustee, has voting and dispositive control over such shares.

(5)	Joseph J. Amiel, Managing Member, has voting and dispositive control over such shares.

(6)	Scott Sussman, Trustee, has voting and dispositive control over such shares.

(7)	Jason Friedland, Manager, has voting and dispositive control over such shares.

Plan of Distribution, page 38

35.	Please disclose the terms under which you and the selling stockholders have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with your prospectus.

Response:

The statement that we and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with our prospectus was inadvertently stated in error. We will delete this statement from the Filing.

Market for Common Equity and Related Stockholder Matters, page 39
Rule 144 Shares, page 41

36. In the second paragraph, you state that your 73,542,058 issued and outstanding common shares are held by 60 shareholders of record.  However, on page 40, you state that these shares are held by 86 holders of record.  Please revise your registration statement as appropriate.

Response:

Our statement in the second paragraph on page 41 that we have 60 shareholders of record, and our statement on page 40 that we have 86 shareholders of record, were both inadvertently stated in error. We currently have 81 shareholders of record and will revise the Filing accordingly to reflect this.

Description of Business, page 42
Corporate History, page 42

36.
To avoid confusion, please refer to the YBS Group in a consistent manner throughout the registration statement.  In this regard, we note in the first paragraph on page 43 that you refer to “Hebei”, which appears to be a reference to the YBS Group.

Response:

We will revise the first paragraph on page 43, as well as throughout the Filing, to refer to YBS Group in a consistent manner.

38.	You reference "Hongxing Shareholders" twice in the first paragraph on page 43. Please disclose who the Hongxing Shareholders are, and describe how they fit into your corporate structure.

Response:

Our reference to “Hongxing Shareholders” twice in the first paragraph on page 43 was inadvertently stated in error. We will revise these references to “Hongxing Shareholders” to “shareholders of YBS Group”.

39.	Please disclose the fee payable to Nuosen under the Entrusted Management Agreement.

Response:

The Filing has been revised to disclose the fee payable to Nuosen under the Entrusted Management Agreement.

Call Option Agreement, page 44

40.
Please explain to us the basis for your disclosure that Karen Prudente is your major shareholder. We note that she does not appear in the beneficial ownership table and that elsewhere in the prospectus she is identified as a nominee and trustee for YBS Group (e.g., page 24). To the extent your existing disclosure throughout the prospectus is inconsistent or unclear with respect to Ms. Prudente, YBS Group, their relationship and the equity ownership of your company, please revise the disclosure accordingly. In your response, please identify, by section and page number, the changes, if any, that you make in response to this comment.

Response:

Karen Prudente is the nominee and trustee for YBS Group with respect to the 44,083,529 restricted shares of the Company’s common stock issued to Ms. Prudente. Accordingly, Ms. Prudente’s role with respect to these shares is to manage the trust of the shareholders of YBS Group. Mr. Prudente exercises the sole voting power with respect to the shares held in the name of the shareholders of YBS Group, but disclaims beneficial ownership of such shares.

The Filing has been revised to clarify the forgoing in the following sections:

a)  Corporation History, page 3 of the Filing: the third paragraph of the section will be revised as follows:

Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as on foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), (Fakei and YBS Group are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a U.S. resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrusted Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrusted Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Karen Prudente’s role with respect to the restricted shares held by the shareholders of YBS Group  is to manage the trust of the shareholders of YBS Group. While Ms. Prudente exercises sole voting power with respect to the shares held in the name of the shareholders of YBS Group, she disclaims beneficial ownership of such shares. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

b) Call Option Agreement, page 4 of the Filing, will be revised as follows:

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with ~~our major shareholder,~~ Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

c) Description of Business, Corporate History, page 46 of the Filing: the third paragraph will be revised as follows:

Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, we, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and Covenant Letter (collectively, the “Entrustment Agreements”) with Hongri Metallurgy and shareholders of Hongri Metallurgy Shareholders, Fakei and YBS Group.    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a US resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrustment Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrustment Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Karen Prudente’s role with respect to the restricted shares held by the shareholders of YBS Group is to manage the trust of the shareholders of YBS Group. While Ms. Prudente exercises sole voting power with respect to the shares held in the name of the shareholders of YBS Group, she disclaims beneficial ownership of such shares. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

d) Call Option Agreement, page 48 of the Filing,

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with ~~our major shareholder,~~ Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

e) Security Ownership of Certain Beneficial Owners and Management, page 63 of the Filing, footnote (3) will be revised as follows:

Liu Shenghong, our Chief Executive Officer, Chairman of Board of Directors and one of the shareholders of YBS Group and ~~other~~ several other of the shareholders of YBS Group (each of them, the “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with ~~our major shareholder~~, Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as defined in the Call Option Agreements; the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014. Karen Prudente exercises the sole voting power with respect to the shares held in the name of Liu Shenghong, but disclaims beneficial ownership of such shares.

41.
Please expand your description of your "strategic relationship" with Wu'an Yuanbaoshan Industrial Group to, among others things, describe the form of the relationship and its material terms. Please make conforming revisions to the prospectus summary, too.

Response:

The Filing has been revised to add the following expanded description of our “strategic relationship” with Wu'an Yuanbaoshan Industrial Group:

Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as on foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), (Fakei and YBS Group are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a U.S. resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrusted Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrusted Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

42.	Please disclose the status of the new production line you are seeking to add. For example, please disclose the current stage of development.

Response:

We will amend the Filing to disclose the status of the new production line we are seeking to add as follows:

In particular, we are seeking to add a production line to a produce coated steel product, known as GalvalumeTM, which is primarily used in the automotive and home appliance industry. The planned facility will have an annual capacity of 400,000 tons per year and will enable us to take advantage of the forced growth in China’s domestic consumer goods sector. Although this production line is still in the planning stage, we are scheduled to commence construction in March, 2012.

43.
In the last paragraph, you state that you "are expected to operate at approximately 60% of capacity in 2010." Please revise this statement to disclose the capacity at which you actually operated in 2010. Similarly, please update the statistics provided in the first paragraph on page 50.

Response:

The Filing has been revised to disclose the capacity at which we actually operated in 2010 as follows:

We operated at approximately 65% capacity in 2009 and ~~are expected to operate~~ at 46.5~~60~~% of capacity in 2010. As of February 7, 2011, we had an annual production capacity of approximately 2.3 million tons.

The first paragraph on page 50 of the Filing has been  updated with the following statistics:

China’s steel use in 2011 is expected to increase by 5.0% to 605 mmt following 5.1% growth in 2010. Given the pace of steel production in the first quarter of 2011, Chinese steel use could be even higher. However, it is expected that the Chinese government’s efforts to cool down the overheating economy, particularly the real estate sector, will impact Chinese steel demand somewhat later this year. In 2012, Chinese steel demand is expected to maintain 5.0% growth, which will bring China’s steel use to 635 mmt.

Recent Government Initiatives, page 48

44.
You state that government guidelines "prohibit local governments from approving projects that increase steel production capacity before the end of 2011." Please discuss any material effects this prohibition may have on your business. In this regard, we note on page 47 that you plan to add a Galvalume' production line to your business.

Response:

In order to clarify the government guidelines and to discuss any material effects that the prohibition may have on our business, we will revise the second paragraph in the section entitled “Recent Government Initiatives” as follows:

The guidelines also prohibit local governments from approving projects that increase steel production capacity before the end of 2011. More specifically, the guidelines propose new capacity levels for iron-making and steel-making projects, and do not apply to steel processing projects. Accordingly, since the Company does not have any investments in new or expanded iron-making or steel-making projects, these guidelines are anticipated to have no impact on our business development.  We note that our plan to add a production line to produce a coated steel product, known as Galvalume™, which is primarily used in the automotive and home appliance industries, is considered a steel processing project, and therefore, is not subject to these government guidelines. Moreover, the Galvalume™ project has received official approval from the local government.

Manufacturing Process, page 51

45.	In the last sentence, you refer to a diagram that appears to have been omitted from your registration statement. Please revise your filing accordingly.

Response:

The Filing has been revised to include the diagram that was inadvertently omitted from our registration statement in the section entitled “Manufacturing Process”.

Raw Materials, page 53

46.
You state that raw materials are delivered after purchase to a related party’s plants, where they are transformed into molten iron and coke, before being sent to your production facilities. Please identify these related parties.

Response:

Hongrong Iron & Steel Co., Ltd., which is primarily engaged in the production and selling of molten iron, is the related party referenced in the section entitled “Raw Materials.”

The last paragraph in the section entitled “Raw Materials” of the Filing has been revised as follows:

Once purchased, raw materials are delivered to our related party, Hongrong Iron & Steel Co., Ltd.’s~~a related party~~’s ironwork and coking plants where they are transformed into molten iron and coke, respectively, and then sent to our production facilities where they are used to manufacture our steel products. As described above in our Description of Business, YBS Group is a parent company of Hongri Metallurgy, which consists of Hongrong Iron & Steel Co., Ltd. Although these plants are run by a related party, Hongri Metallurgy does pay market rate processing fees for work.  Both the raw materials purchasing price and third party processing fees are accounted for as direct costs of our steel products.

47.
We note your statement that Hongri Metallurgy does not pay market rate processing fees for the work performed by related parties. Even though you account for third party processing fees, together with the raw materials purchase price, as costs of your steel products, please disclose how the third party processing fees compare to fees that would be charged by unrelated parties.

Response:

We note that our disclosure states, “Although these plants are run by a related party, Hongri Metallurgy does pay market rate processing fees for work.”

 48.  Please disclose whether your raw materials are readily available in the market.

Response:

The first paragraph in the section entitled “Raw Materials” in the Filing has been revised to disclose whether our raw materials are readily available in the market as follows:

The primary raw materials necessary for production of steel are iron ore and coal. Several larger steel manufacturers have vertically integrated their business to include a mining component within their operation.  We do not have any internal coal or iron mine resources, opting instead to purchase those raw materials from third parties with whom it has established relationships.  Our raw materials are readily available in the market as there are more than twenty molten iron producers from which the Company can get its raw materials from. Following is a list of our leading suppliers of raw materials.

Sales and Marketing, page 53

49.
Please disclose the type of relationship you have with your distributors. For example, please disclose whether you have contracts with distributors and whether they exclusively distribute your products.

Response:

The first paragraph in the section entitled “Sales and Marketing” of the Filing has been revised to expand our disclosure on the type of relationship we have with our distributors as follows:

In keeping with our strategy to maintain a lean operating infrastructure, we currently utilize distributors to sell our products as opposed to an in-house sales force.  Generally, we enter into one-year term agreements with our distributors. Our distributors are not subject to any exclusivity restrictions under their agreements with us and as such, they are entitled to distribute products for other manufacturers. Approximately 90% of our sales are fulfilled through agents selling to established end users throughout China, including Jinan and Taian in Shandong Province, Shijiazhuang, Tangshan, Handan, and Zhengzhou.

50.	Please disclose whether any of the top ten customers you identify on page 54 are related parties.
Response:

Among the top ten customers we identified on page 54, Wu’an Yuanboahsan Industrial Group Co., Ltd. is the only related party. Wu’an Yuanboashan Industrial Group Co. Ltd. is 100% owned by YBS Group, a parent company of Hongri Metallurgy.

The chart of our top ten customers in 2009 on page 54 of the Filing has been revised to clarify our related parties as follows:

Customer name	Percentage to total sales
Wuan Jun Fa Materical and Trade Co., Ltd	11.83%
Handan Jin Dou Materials Co., Ltd	7.19%
Handan Dong Dou Matericals Co., Ltd	5.49%
Wu’an Yuanbaoshan Industrial Group Co., Ltd.	5.52%*
Tangshan Xing Yu Metal Trade Co., Ltd	5.71%
Handan Ju Mao Materials Co., Ltd	4.94%
Handan Chang Xu Materials Co., Ltd	4.85%
Handan You Shun Materials Co., Ltd	4.80%
Handan Hong Shan Materials Co., Ltd.	4.33%
Shanghai Hua Chang Yuan Industry Investment Co	5.30%

*Wu’an Yuanbaoshan Industrial Group Co., Ltd. is 100% owned by YBS Group, a parent company of Hongri Metallurgy.

Manufacturing Facilities, page 55

51.	Please update the table to include actual 2010 numbers, if available, instead of forecasted numbers.
Response:

Our chart of production lines under the section entitled “Manufacturing Facilities” on page 54 of the Filing has been revised to include actual 2010 numbers if available, as reflected in the chart set forth below in response #52.

52.
We note that you have included 2007 and 2008 output figures in the table for Plate Production (Second Stage). Similarly, we note you have included a 2007 output figure for Bar Production (Third Stage). Please clarify how you are able to provide these figures when both of these projects have a 2009 commission date.

Response:

The inclusion of our 2007 and 2008 output figures in the table for Plate Production (Second Stage) was made in typographical error. Similarly, our including of a 2007 output figure for Bar Production (Third Stage) was made in typographical error. The table under the section entitled “Manufacturing Facilities” in the Filing has been revised as follows (including the revisions discussed in response #51 above):

		Annual
	Commission	Capacity	Output (Tons)
Project Name	Date	(Tons)	2007	2008	2009	2010
						~~(forecast)~~
Steel Production Phase I	Nov, 2007	1,300,000	32,000	584,601	1,200,000	~~1,200,000~~ 770,000
Steel Production Phase II	Dec, 2009	1,000,000	~~123,345~~	~~700,000~~	123,345	299,783
Plate Production(First Stage)	Nov, 2007	600,000	30,153	496,979	580,000	~~350,000~~ 343,682
Plate Production (Second Stage)	Jun, 2009	800,000	~~331,631~~	~~750,000~~	331,631	492,112
Bar Production(Third Stage)	Mar, 2009	600,000	~~450,000~~			48,780
Cumulative production	4,300,000

Environmental Regulation Compliance. Page 55

53.	To the extent material, please discuss the costs and effects of compliance with environmental laws. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Response:

Our disclosure under the section “Environmental Regulation Compliance” in the Filing has been revised to discuss the costs and effects of compliance with environmental laws as follows:

We take our environmental responsibilities very seriously and work to minimize the impact of each of our facilities on the environment.  Before starting each of its operations or any other relevant construction project, we must secure approval from the Environment Protection Bureau of Hebei Province.  We must also secure a final approval once construction is completed before the operation commences.

We anticipate the cost to comply with environmental regulations to be approximately $850,000, which would entail primarily management expenses.

All PRC enterprises in the iron and steel industry are required to obtain from various PRC governmental authorities certain permits and licenses, including, without limitation, a business license, a pollution emission license and a National Industrial Product Manufacture License and filing and approval for the production capacity of fixed asset investments. If we do not comply with these environmental regulations, or any failure by Hongri Metallurgy to obtain or renew the filings, licenses, permits and approvals may have an adverse effect on the operations of Hongri Metallurgy’s business. Further, our consolidated business and operating results could be materially and adversely affected if our operating subsidiaries were required to increase expenditures to comply with any new environmental regulations affecting its operations.

Hongri Metallurgy is also required to conduct an environmental impact assessment and file such assessment with the local government, as well as to obtain the approval of construction project environment protection completion acceptance from Environmental Protection Bureau of Hebei Province for the production lines. Hongri Metallurgy intends to obtain and apply for the environmental impact assessment and application for construction project environment protection completion acceptance for its production lines. Any failure by Hongri Metallurgy to make the filing and obtain the approval for environmental impact assessment may subject Hongri Metallurgy to a fine of approximately RMB 50,000 to RMB 200,000 and any failure by Hongri Metallurgy to obtain the approval of construction project environment protection completion acceptance may subject Hongri Metallurgy to halt the operation or production and a fine up to RMB 100,000, and as a result may have a material adverse effect on Hongri Metallurgy’s production and business.

Currently management is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection and our cold-rolled mills produce no impermissible emissions.  The pickling process is outsourced to a local company which is wholly-responsible for any failure to comply with applicable law.

Employees, page 56

54.	Please disclose how many of Hongri Metallurgy’ s 816 staff members are full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:

The first sentence under the heading “Employees”  has been revised as follows:

As of February 7, 2011, Hongri Metallurgy employed a staff of 816, all of whom are full-time employees.

Security Ownership of Certain Beneficial Owners and Management, page 58

55.
Please identify Liu Shenghong as your Chief Executive Officer in the table on page 58. In addition, please clarify whether Mr. Shenghong is deemed to be the beneficial owner of shares held by YBS Group or Karen Prudente.

Response:

We have revised the Filing to identify Liu Shenghong as our Chief Executive Officer in the table on page 58, and that Mr. Shengdong is deemed to be the beneficial owner of shares held by Karen Prudente.

56.
In footnote (2) to the table, you state that you had 73,552,166 shares of common stock outstanding as of February 7, 2011. This statement conflicts with your disclosure throughout the registration statement that you had 73,542,058 shares of common stock outstanding. Please revise your disclosure as appropriate.

Response:

Our statement in footnote (2) to the table that we had 73,552,166 shares of common stock outstanding as of February 7, 2011 was inadvertently stated in error. Footnote (2) to the table has been revised to reflect that we had 73,542,058 shares of common stock outstanding  as of February 7, 2011.

57.
Please clarify whether the 73,542,058 shares of outstanding common stock includes the 44,083,529 shares of common stock issued to YBS Group or Karen Prudente and the 17,493,463 shares of common stock issued to Fakei Investment Ltd. Additionally, please include these security holders, as appropriate, in the table on page 58, or tell us why you do not believe such disclosure is necessary.

Response:

The 73,542,058 shares of common stock outstanding do include the shares issued to Karen Prudente and Fakei Investment, Ltd.  Liu Shenghong is the only shareholder of YBS Group who should be listed on the table because none of the other shareholders of YBS Group own 5% or more of our common stock.

The table in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Filing has been revised as follows:

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 7, 2011 by (i) any person or group with more than 5% of our voting securities, (ii) each director, (iii) each executive officer and (iv) all executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Common Stock (2)
Common Stock	Liu Shenghong, Chairman of the Board of Directors (3) Address: No.1055, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,819,321	2%

Common Stock	Liu Beifang, Director Address: No.603, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	37,086,143	48%

Common Stock	Xiaolong Zhou, Chief Financial Officer Address: 110 Wall Street, 11th Floor, New York, New York, 1005	25,000	*

Common Stock	Pan Rutai, Chief Engineer and Manager, Plant Operations Address: No.347, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	0	0

Common Stock	Frank J. Pena, Director Address: 1590 HORSESHOE DRIVE MANASQUAN, NJ, 08736	25,000	*

Common Stock	Liu Fengye, Director Address: No.1054, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,259,530	2%

Common Stock	Liu Jihnghe, Director Address: No.580, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	559,751	1%

Common Stock	Fakei Investment Ltd. Address: Flat/RM 808, 8/F, Yusung Boon Bldg, 107-111 Des Voeux Rd. Central, HK	17,493,463	23.79%

Common Stock	All Directors and Officers of the Company as a group (7 persons)	40,774,745	52%

*Less than 1% of the outstanding common stock.

Directors, Executive Officers, Promoters and Control Persons, page 59
Audit Committee Financial Expert, page 63

58.	Please disclose, if true, that you do not have an audit committee financial expert and explain why. Please refer to Item 407(d)(5) of Regulation S-K.

Response:

We will revise the Filing under the heading “Audit Committee Financial Expert” to reflect that we do not have an audit committee financial expert as follows:

Our board of directors currently acts as our audit committee ~~and is still in the process of finding an “audit committee financial expert” as defined in Regulation S-K and directors that are “independent” as that term is used in Section 10A of the Exchange Act~~ and has not made a determination as to whether any member of our board is an audit committee financial expert. Accordingly, as of the date hereof, the Company does not have an audit committee financial expert. However, upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Audit Committee, page 62

59.	Please tell us when you expect to have an audit committee.

Response:

We will revise the Filing under the heading “Audit Committee” as follows:

We have not yet appointed an audit committee.  At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, ~~in the near future.~~ as soon as practicable upon the effectiveness of our Registration Statement on Form S-1, as amended.

Executive Compensation, page 63

60.
Please revise your disclosure to include a title for your Summary Compensation Table as well as to provide narrative disclosure to your Summary Compensation Table. Your narrative disclosure should include a description of any material factors necessary to an. Understanding of the information disclosed in the table. In this regard, we note your compensation structure is not clear. If your Chief Executive Officer and your Chief Engineer and Manager, Plant Operations do not receive compensation for their work, please disclose this fact. If, however, your named executive officers receive compensation for their work at Handan Hongri Metallurgy Co., Ltd., please disclose this fact. Refer to Item 402 of Regulation S-K.

Response:

The Filing has been revised to include a title for our Summary Compensation Table as well as to provide a narrative disclosure to our Summary Compensation Table.

Certain Relationships and Related Transactions, page 64

61.
Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K for the Entrusted Management Agreement, the Exclusive Option Agreement, the Covenant Letters, the Call Option Agreements, the lease with YES Group for your manufacturing site referenced on page 57 and the employee loans you reference on pages 29 and 32.

Response:

We will revise the section labeled “Certain Relationships and Related Transactions” in the Filing as follows:

Leases From Related Parties

In December 2007, the Company entered into a lease agreement with YBS Group to lease 956 mu (approximately 157.5 acres) of land as its manufacturing site from YBS Group, a related party. The rent for the first three years was waived per the lease agreement. The annual lease payment is RMB 1,434,450 (approximately $217,348) commencing on 2011. The average lease payment is RMB 1,291,005 (approximately $195,613) per annum. The lease is set to expire on December 31, 2037. The present value of the total lease payments at inception was RMB 12,703,147 (approximately $1,924,781), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

Other Transactions

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as outstanding for all periods.

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with our major shareholder, Karen Prudente, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

Employee loan payable consisted of loans from employees (non-executive officers) of the Company, which bore an interest rate at 25% per year and were due by December 31, 2010. Accrued interest was $530,630 and $342,035 at December 31, 2010 and 2009. Loans are classified in accrued liabilities in the accompanying balance sheet. The principal balance outstanding at December 31, 2010 and 2009 were $707,511 and $684,070, respectively. In January 2011, the Company repaid all employee loans and accrued interest.

62.	Please tell us whether Friedland Capital or Karen Prudente are promoters for purposes of Item 404(c) of Regulation S-K and revise your disclosure as necessary.

Response:

Friedland Capital (“Friedland”) is not a promoter for purposes of Item 404(c) of Regulation S-K because Friedland (i) did not, acting alone or in conjunction with one or more other person, directly or indirectly take initiatives in founding and organizing the business or enterprise of the Company; or (ii) did not, directly or indirectly, in connection with the founding and organizing of the business of the Company, receive in consideration of services, 10% or more of any class of securities of the Company or 10% or more of the proceeds from the sale of any class of such securities, pursuant to Rule 405 of the Securities Act of 1933, as amended. Therefore, the Filing does not need to be revised to reflect the shares Friedland received in connection with the Corporate Finance Advisory Services Agreement, by and between the Company and Friedland.

Similarly, Karen Prudente is not a promoter for purposes of Item 404(c) of regulation S-K because   she did not, acting alone or in conjunction with one or more other person, directly or indirectly take initiatives in founding and organizing the business or enterprise of the Company. Although Ms. Prudente received 44,083,529 shares of the Company’s common stock, or approximately 60% of our common stock, Ms. Prudente did not receive these shares as consideration of services performed for the Company. Rather, Ms. Prudente is holding these shares as nominee and trustee for YBS Group entering into the Entrusted Agreements with Nuosen. Therefore, the Filing does not need to be revised to reflect the shares Ms. Prudente currently holds.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-5 and F-28

63.
We note reductions in inventory allowances presented under operating cash flow.  To the extent that an inventory allowance establishes a new cost basis, please explain to us what these reductions related to and how you determined they are appropriately recorded.

Response:

The allowance actually represents a lower of cost or market adjustment for expected decreases in inventory due to the fluctuations of steel prices and the deterioration of market conditions. The cash flow statements for each period have been revised to reflect this adjustment as the new cost basis for the inventory to be sold.

Notes to the Consolidated Financial Statements, page F-6
1. Organization and Basis of Presentation

64.	Please confirm that you intend to provide parent company only financial statements to the extent required by Regulation S-X.

Response:

Yes, we have included a parent company only financial statement in the notes to the financial statement for the years and periods included in the Form S-1A.

2.  Restricted Cash, pages F-13 and F-36

65.
Based on your disclosures we note that restricted cash balances related to bank notes payable.  We also note that changes in restricted cash are included under cash flows from financing activities but that changes in bank notes payable are included under cash flows from operating activities.  Please explain to us why you believe these current classifications are appropriate.

Response:

The bank notes payable are negotiable documents issued by the financial institutions on Company’s behalf to vendors, which were used as cash in large amount of purchase and were be able to transfer among vendors, therefore, they are included in operating activities of cash flows. Restricted cash is a cash deposit in the bank, which was collateral to the bank notes payable; therefore, it is included in the financing activities section of cash flows. Restricted cash has been reclassified to other assets in the Filing.

12. Related Party Transactions, page F-16 and F-39

66.	Please separately present related party transactions on the face of your statements of operations.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

67.
Please provide a more detailed and comprehensive discussion of the advances to related parties including: the specific reasons for the advances, the terms of advances, your ability to seek re-payment of the advances, when and how you access the advances for recoverability, your basis for recording the advances in current assets, and your basis for presenting changes in the advances in operating cash flows.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

68.
Please provide a more detailed and comprehensive discussion of the loans to related parties including how the amounts at which fixed assets were purchased from your significant shareholders were determined.  If you recorded the fixed assets at an amount other than your significant shareholders cost basis under U.S. GAAP, please explain the basis for your accounting.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

69.
Please clarify your disclosures that certain sales were “made through” YBS and clearly identify any related party sales.  Additionally, we note your disclosure on page F-17 that Hongri received services from the parent company.  Please explain what services Hongri received, how the compensation to the parent company was determined, and the related amounts during each period presented.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

19.  Major Customers and Vendors, pages F-22 and F-44

70.
Please revise your disclosures related to significant customers to also disclose the actual percentage of revenues to each customer that represented over 10% of total revenues during each period presented.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

21.  Subsequent Events, page F-23

71.
In the fourth and fifth paragraphs, you reference “the sole director of CIS”.  However, your disclosure throughout the rest of your registration statement indicates that you have five directors.  Please revise your disclosure as appropriate to clarify who is a director of the company and, if material, who is a director of Handan Hongri Metallurgy Co., Ltd.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

Notes to the Consolidated Financial Statements (Unaudited)
10.  Accrued Expenses, page F-38

72.	Please break out individual items that make up accrued expenses to the extent practicable.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

16.  Stockholders’ Equity, page F-43

73.
We note you are in the process of a private placement of the Company’s securities. Please tell us all the material terms of the units you sold.  Also, please provide us with a comprehensive explanation of how you intend to account for the warrants, including your analysis of the appropriate classification of the warrants based on the provisions of ASC Topics 480 and 815.

Response:

These warrants are going to be classified as equity instruments as they have no liability producing terms or features. The Company will value the warrants at its fair market value using “Black-Scholes Model” and allocate the proceeds based on the relative fair value of the warrants and the common stock. The Company will record allocated proceeds to common stock, additional paid in capital – warrants and additional paid in capital, respectively in the appropriate period in which the transaction is consummated.

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

74.	Please disclose your accounting for the shares you issues to Friedland.

Response:

On July 1, 2010, the sole director of CIS approved the resolution to execute the Corporate Finance Advisory Service Agreement with Friedland Capital USA Inc. (“Friedland”). Pursuant to the terms of the Agreement, the Company issued 9,325,044 shares of common stock to the designees of Friedland for a consideration totaled $1,902. The shares issued to Friedland were valued at $375,000 in total, which was based on the fair value of the services provided by Friedland. This fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period the Friedland fulfilled its services.

17. Income Tax, page F-44.

75.
We note the reconciliation of your effective tax rate to the U.S. Statutory tax rate.  Please clarify what the valuation allowance you recorded in 2010 related to and how you determined it was appropriate.  Refer to ASC Topic 740-10-50.

Response:

The Filing has been revised and updated with the latest financial statements and footnote disclosures accordingly.

Recent Sales of Unregistered Securities, page 72

76.
For each sale of unregistered securities, please disclose here the section of the Securities Act of 1933, as amended, or the rule under which you claim exemption from registration, and state briefly the facts you relied upon to make the exemption available.  Refer to Item 701(d) of Regulation S-K.

Response:

The section entitled “Recent Sales of Unregistered Securities” of the Filing has been revised to add the following last two paragraphs in that section:

No underwriter was involved in any of the above issuances of securities. All of the above securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering.

Other than the securities mentioned above, we have not issued or sold any securities without registration for the past three years from the date of this registration statement.

77.
Please disclose here Regulation S-K Item 701 information for the shares issued to YBS Group or Karen Prudente and Fakei Investment Limited as well as the issuances that took place on July 1, 2010, which you reference on pages F-23 and F-43.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Recent Sales of Unregistered Securities”:

On July 1, 2010, the sole director of CIS approved a resolution to issue 25,000 shares of common stock to its sole director, Mr. Frank J. Pena, in consideration for his services, for an aggregate amount of $2.50

On July 1, 2010, the sole director of CIS approved a resolution to issue 25,000 shares of common stock to its Chief Financial Officer Mr. Xiaolong Zhou, in consideration for his services, for an aggregate amount of $2.50

On July 1, 2010, the sole director of CIS approved a resolution to issue 10, 000 shares to Mr. Mark Cohen in consideration for his services, for an aggregate amount of $1.00

On July 1, 2010, the sole director of CIS approved the resolution to execute the Corporate Finance Advisory Service Agreement with Friedland Capital USA Inc. (“Friedland”). Pursuant to the terms of the Agreement, the Company issued 9,325,044 shares of common stock to the designees of Friedland for a consideration totaled $1,902.

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen.

Exhibits

78.	Please file complete, executed versions of Exhibits 10.1, 10.3 and 10.5.

Response:

We will file complete, executed versions of Exhibits 10.1, 10.3, and 10.5 with the Filing.

79.	Please amend your registration statement to include Exhibit 10.4

Response:

We will include Exhibit 10.4 with the Filing.

Exhibits 5.1

80.	Please clarify in the first paragraph that Sichenzia Ross Friedman Ference LLP has acted as counsel to the company.

Response:

We will clarify in the first paragraph that Sichenzia Ross Friedman Ference LLP has acted as counsel to the Company.

The Company acknowledges that that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Liu Shenghong
Liu Shenghong
Chief Executive Officer, Chief Operating Officer, and Chairman of the Board